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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)


                              DEL WEBB CORPORATION
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $.001 PER SHARE                          947423-10-9
---------------------------------------                          -----------
    (Title of class of securities)                              (CUSIP number)


                             ROBERT TODD LANG, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
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           (Name, address and telephone number of person authorized to receive notices and communications)


                                 AUGUST 31, 2000
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



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NY2:\962158\01\KM#M01!.DOC\18838.0089

-----------------------------------------------------------------                -------------------------------------------------
CUSIP No. 947423-10-9                                                                                          Page 2
-----------------------------------------------------------------                -------------------------------------------------
----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Avatar Holdings Inc.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   23-1739078
----------------- ------------------------------------------------------------------------------------------------ ---------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [_]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           WC

----------------- ------------------------------------------------------------------------------------------------ ---------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            932,200
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       932,200
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   932,200

----------------- ------------------------------------------------------------------------------------------------ ---------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.1 %

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- ----------------------------------------------------------------



           SEE INSTRUCTIONS BEFORE FILLING OUT!





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
                     This Amendment No. 1 to the Schedule 13D dated September 8, 2000, is filed by Avatar Holdings Inc. ("Avatar") with respect to the common stock, par value $.001 per share ("Common Stock"), of Del Webb Corporation (the "Company").

                     This amendment is being made solely to correct a typographical error in Item 5(c) of the Schedule 13D dated September 8, 2000. Therefore, Item 5(c) thereof is amended and restated in its entirety as follows:


Item 5.         Interest in Securities of the Issuer.
                ------------------------------------

                     (c) During the past sixty days, Avatar effected the following transactions in the Common Stock:

      Date of         Amount of            Price per            Where and
    Transaction       Securities             Share*            How Effected
    -----------       ----------             ------            ------------
      8/18/00       16,500 shares            $20.25          NYSE (purchase)
      8/24/00       23,500 shares            $20.25          NYSE (purchase)
      8/28/00       25,000 shares           $19.907          NYSE (purchase)
      8/29/00       20,000 shares           $19.8875         NYSE (purchase)
      8/31/00       18,500 shares            $22.20          NYSE (purchase)


    -----------------------------

    * Excludes commissions and fees.


                     To Avatar's knowledge, none of its directors or executive officers have had any transactions in the Common Stock that were effected in the past sixty days.



                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         AVATAR HOLDINGS INC.

                         By: Gerald D. Kelfer
                             ----------------------------------------------
                             Name: Gerald D. Kelfer
                             Title: President and Chief Executive Officer




Date: September 8, 2000






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